Progressive Wealth Management Since 1990

Shareholder Rebuttal to Alphabet, Inc. Opposition Statement

Regarding Equal Voting Rights

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Alphabet, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Alphabet shareowners are encouraged to vote FOR resolution #5:

RESOLVED: Shareholders request that our Board take all practicable steps in its control to initiate and adopt a recapitalization plan for all outstanding stock to have one vote per share. We recommend that this be done through a phase-out process in which the board would, at the earliest practicable time, establish fair and appropriate mechanisms through which disproportionate rights of Class B shareholders could be eliminated. This is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

Overview

Class A shareholders in Alphabet have 1 vote per share, while “super-voting shares” of insider shareholders (class B) get 10 votes per share, which the Proponent believes makes it nearly impossible for ordinary shareholders to provide meaningful input on matters put to a vote of shareholders. According to the Proponent’s calculations, over 91% of class A (outsider) shares voted in favor of last year’s proposal to give each share one vote, yet the Company appears to be making no progress on a recapitalization plan to put in place equal voting rights. The Proponent believes that company management has been insulated from shareholder input to such an extent that shareholder value may be at risk and that increased shareholder oversight is vital to protect shareholder value.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Recent controversies illustrate the risk of our company’s voting structure.

Last fall, our company was subject to a “Senate investigation of Russia’s social-media influence [that] criticized U.S. tech giants, with new attention on Google and YouTube, for helping spread misinformation during the 2016 presidential election”1 as well as a protest by “roughly 200 Google employees and other protesters … [that] demand[ed] the company reinstate two colleagues who they say were unjustly punished for workplace organizing at the company — calling it an attack on accountability and transparency in tech.”2

In 2018, Alphabet was subject of significant criticism for its protection of Andy Rubin – the “father of Android” – who was reportedly asked to resign after allegations of sexual misconduct with an employee, but whom received a $90 million payment upon departure. A New York Times investigation indicates that Mr. Rubin is one of three executives that:

Google protected over the past decade after they were accused of sexual misconduct. In two instances, it ousted senior executives, but softened the blow by paying them millions of dollars as they departed, even though it had no legal obligation to do so. In a third, the executive remained in a highly compensated post at the company. Each time Google stayed silent about the accusations against the men.3

In light of recent years’ scandals in particular and the risks posed by potential upcoming election interference, the Proponent believes that equal voting is one crucial mechanism needed to safeguard future loss of shareholder value due to controversy and missteps.

Research has shown that our Company’s voting structure is bad for business.

A comprehensive study, Incentives vs. Control: An Analysis of U.S. Dual-Class Companies, concluded that “the more control that the insiders have, the more they can pursue strategies that are at the expense of outside shareholders”4 (emphasis added). The authors found that ceding voting control to insiders – that is, managers unchecked by shareholder input – leads to poor performance over the long-term. Based upon this research, the Proponent feels that shareholder value is best promoted when insider voting control of the firm is separated from insider economic ownership. Insider share ownership, including stock ownership by management, has its own rewards when stock prices rise and does not need disproportionate voting control to effectively reward insiders.

A study sponsored by the Investor Responsibility Research Center Institute (IRRCi) has shown that on average and over time, companies with multiclass capital structures underperform those with a one-share, one-vote standard in which owners’ economic risk is commensurate with voting power. This IRRCi study also found that over the long term, controlled companies with a one-share, one-vote structure tend to outperform all others.5

Alphabet claims that “Google has been managed with a focus on the long term,” however, the Proponent is very concerned that over the long term the use of insider control at Alphabet will be used to insulate management from addressing shareholder concerns and in interests.

1 https://www.wsj.com/articles/senate-report-seeks-to-curb-possible-russian-in

2 https://www.vox.com/recode/2019/11/22/20978537/google-workers-suspension-employee-activists-protest

3 https://www.nytimes.com/2018/10/25/technology/google-sexual-harassment-andy-rubin.html

4 “The Effects of Dual-class Ownership on Ordinary Shareholders.” Knowledge@Wharton. 30 June 2004. <http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/>

5 http://irrcinstitute.org/pdf/FINAL-Controlled-Company-ISS-Report.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The Proponent believes that creation of non-voting stock in 2012 illustrates the problem.

The Proponent believes that claim by the Company that the “tri-class structure, with a new class of non-voting capital stock (Class C capital stock), was approved by a majority of the voting power of our outstanding common stock at the 2012 Annual Meeting of Stockholders” is misleading because insiders already controlled more than half of the votes due to the (then) dual-class voting structure of the firm. Despite the fact that shareholders own the majority of the firm’s stock, any resolution that insiders vote against will fail, regardless of ownership vote. In the opinion of the Proponent, without a tally of one-vote-per-share, claiming that a proposal was rejected means little more than the fact that the founders and other insiders voted against it.

The Proponent believes that the current class structure is NOT in the best long-term interest of our stockholders and the current corporate governance structure is NOT sound and effective.

The current tri-class structure eliminates shareholder checks and balances over company management decisions. Over the long-term, insider control has been shown to sacrifice performance. In his analysis of the nature of economic vs. voting ownership of executives, Wharton professor Andrew Metrick concluded that “sales growth improved as insiders’ financial stakes grew, and worsened as they gained voting clout.”6 In other words, disproportional voting rights (wherein insiders have more than one vote per share) can be detrimental to a corporation’s bottom line. And as others point out, “With few constraints placed upon them, managers holding super-class stock can spin out of control. Families and senior managers can entrench themselves into the operations of the company, regardless of their abilities and performance. Finally, dual-class structures may allow management to make bad decisions with few consequences.”7 The Proponent also believes that the scandals related to data and privacy issues at other technology firms with unequal voting right are illustrative of the need for better shareholder oversight.

Alphabet claims that “our success is owed in large part to the leadership and vision provided by our Founders” and that “through their leadership and focus on innovation and long-term growth, we have established a track record of building a strong company and creating shareholder value.” Yet the Proponent notes that founders Larry Page and Sergey Brin have now stepped down while “remain[ing] firmly in control of Alphabet,”8 which the Proponent fears may further insulate the board from shareholder feedback. Research shows that the economic value that insiders receive from ownership may incentivize them to promote long-term shareholder value. 9 That research also indicates that insider control due to dual class stock structures has potential to derail the positive leadership over the long-term.

With three classes of stock currently at the Company, the proposal encourages the board and management to find fair and appropriate mechanisms to transition to one vote per share.

6 http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/

7 http://www.investopedia.com/articles/fundamental/04/092204.asp#ixzz3XIMQvxdg

8 https://www.businessinsider.com/google-larry-page-sergey-brin-still-majority-control-alphabet-2019-12

9 https://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Conclusion:

The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly prescriptive or burdensome. Contrary to Company claims, Alphabet’s existing multi-class share structure is not in the best interest of the company or shareholders.

We urge you to vote “FOR” proxy item #5. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 29, 2020

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents and the filer of this document.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on question number 5 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM